UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PAMPA ENERGÍA S.A.

(Name of Issuer)

Common Stock, par value Ps.1.00 per share

American Depositary Shares, each representing 25 shares of Common Stock

(Title of Class of Securities)

697660207

(CUSIP Number)

January 29, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page (however, see the Notes).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 697660207

1	Name of reporting persons. Labmex International S.À R.L.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 0
	7	Sole dispositive power. 0
	8	Shared dispositive power. 0
9	Aggregate amount beneficially owned by each reporting person. 0
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%
12	Type of reporting person OO

*	Based on 1,695,859,459 Common Shares stated to be outstanding as of December 1, 2015 by the Issuer in the Prospectus Supplement dated November 23, 2015 and filed with the Securities and Exchange Commission on November 25, 2015. Each ADS represents 25 Common Shares.

CUSIP No. 697660207

1	Name of reporting persons. Braslyn Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 5,696,314 American Depositary Shares (representing Common Shares)
	7	Sole dispositive power. 0
	8	Shared dispositive power. 5,696,314 American Depositary Shares (representing Common Shares)
9	Aggregate amount beneficially owned by each reporting person. 5,696,314 American Depositary Shares (representing Common Shares)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.4% of the Common Shares*
12	Type of reporting person CO

*	Based on 1,695,859,459 Common Shares stated to be outstanding as of December 1, 2015 by the Issuer in the Prospectus Supplement dated November 23, 2015 and filed with the Securities and Exchange Commission on November 25, 2015. Each ADS represents 25 Common Shares.

CUSIP No. 697660207

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 5,696,314 American Depositary Shares (representing Common Shares)
	7	Sole dispositive power. 0
	8	Shared dispositive power. 5,696,314 American Depositary Shares (representing Common Shares)
9	Aggregate amount beneficially owned by each reporting person. 5,696,314 American Depositary Shares (representing Common Shares)
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.4% of the Common Shares*
12	Type of reporting person IN

*	Based on 1,695,859,459 Common Shares stated to be outstanding as of December 1, 2015 by the Issuer in the Prospectus Supplement dated November 23, 2015 and filed with the Securities and Exchange Commission on November 25, 2015. Each ADS represents 25 Common Shares.

Item 1(a). Name of Issuer:

Pampa Energia S.A. (Pampa Energy Inc.) (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Ortiz de Ocampo 3302

Building #4

C1425DSR

Buenos Aires, Argentina

Item 2(a). Name of Person Filing:

This Schedule 13G is jointly filed by Labmex International S.À R.L. (“Labmex”), Braslyn Ltd. (“Braslyn”) and Joe Lewis (together with Labmex and Braslyn, the “Reporting Persons”). Joe Lewis is the sole indirect owner of, and controls, each of Labmex and Braslyn.

Item 2(b). Address of Principal Business Office, or, if none, Residence:

The principal business address for Labmex, Braslyn and Joe Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Item 2(c). Citizenship:

Labmex is a private limited liability company (société à responsabilité limitée) organized and existing under the laws of Luxembourg. Braslyn is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom.

Item 2(d). Title of Class of Securities:

American Depositary Shares (“ADS”), representing common shares, par value Ps.1.00 per share (the “Common Shares”). Each ADS represents 25 Common Shares.

Item 2(e). CUSIP Number:

697660207*

*	This CUSIP number applies to the ADS. No CUSIP number exists for the underlying Common Shares since such shares are not traded in the United States.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

Braslyn and Joe Lewis beneficially own 5,696,314 ADS, which is equivalent to 142,407,850 Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Braslyn and Joe Lewis represent 8.4%* of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Braslyn and Joe Lewis do not have the sole power to vote or direct the vote of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Braslyn and Joe Lewis have shared voting power with respect to the 5,696,314 ADS, which is equivalent to 142,407,850 Common Shares, they beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

Braslyn and Joe Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Braslyn and Joe Lewis have shared dispositive power with respect to the 5,696,314 ADS, which is equivalent to 142,407,850 Common Shares.

*	Braslyn and Joe Lewis may be deemed to beneficially own 5,696,314 ADS, which is equivalent to 142,407,850 Common Shares, which represent approximately 8.4% of the Issuer’s outstanding Common Shares (based on 1,695,859,459 Common Shares stated to be outstanding as of December 1, 2015 by the Issuer in the Prospectus Supplement dated November 23, 2015 and filed with the Securities and Exchange Commission on November 25, 2015). Joe Lewis has shared voting and dispositive power with regard to the Common Shares owned by Braslyn.

Item 5. Ownership of Five Percent or Less of a Class.

On February 3, 2016, Labmex transferred 5,520,768 ADS, which is equivalent to 138,019,200 Common Shares, to Braslyn. On February 3, 2016, Labmex ceased to be the beneficial owner of more than five percent of the Common Shares.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Only Braslyn has the right to receive dividends and the proceeds from the sale of the Common Shares held by Braslyn. See Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(d)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated the date hereof, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2016

LABMEX INTERNATIONAL S.À R.L.

By:	/s/ Thomas B. Youth

Name:	Thomas B. Youth
Title:	Class A Manager

By:	/s/ Laure Paklos

Name:	Laure Paklos
Title:	Class B Manager

BRASLYN LTD.

By:	/s/ Jefferson R. Voss

Name:	Jefferson R. Voss
Title:	Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis

Joseph C. Lewis, Individually